SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2010

Commission File No. 333-05752

CNH GLOBAL N.V.

(Translation of Registrant’s Name Into English)

World Trade Center

Tower B, 10th Floor

Amsterdam Airport

The Netherlands

(Address of Principal Executive Offices)

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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1):  ☐

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CNH GLOBAL N.V.

Form 6-K for the month of June 2010

List of Exhibits:

1.	News Release entitled, “CNH Announces Completion of its Senior Notes Exchange Offer”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Global N.V.

By:	/s/ Michael P. Going
Michael P. Going
Senior Vice President, General Counsel and Secretary

June 2, 2010

FOR IMMEDIATE RELEASE
For more information contact:
Gerry Spahn	Investor Relations	(630) 887-2385
Ralph Traviati	News and Information	(630) 887-2345

CNH Announces Completion of its Senior Notes Exchange Offer

BURR RIDGE, ILL., - (June 2, 2010) - CNH Global N.V. (NYSE: CNH) today announced that its wholly-owned subsidiary, Case New Holland Inc., completed its offer to exchange up to $1,000,000,000 in aggregate principal amount of its 7 3/4% Senior Notes due 2013 that have been registered under the Securities Act of 1933, as amended, for its outstanding unregistered 7 3/4% Senior Notes due 2013.

The exchange offer expired at 5:00 p.m., New York City time, on May 26, 2010. Based on the final count by the exchange agent for the exchange offer, as of 5 p.m., New York City time, on June 1, 2010, $992,943,000 in aggregate principal amount of the outstanding 7 3/4% Senior Notes due 2013 have been tendered, which represents 99.3% of the aggregate principal amount of the outstanding 7 3/4% Senior Notes due 2013.

The exchange agent for the exchange offer is The Bank of New York Mellon Trust Company, N.A., Corporate Trust Operations, Reorganization Unit, 101 Barclay Street – 7 East, New York, New York 10286. For information call (212) 815-5920.

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CNH Global N.V. is a world leader in the agricultural and construction equipment businesses. Supported by more than 11,600 dealers in approximately 170 countries, CNH brings together the knowledge and heritage of its Case and New Holland brand families with the strength and resources of its worldwide commercial, industrial, product support and finance organizations. CNH Global N.V., whose stock is listed at the New York Stock Exchange (NYSE:CNH), is a majority-owned subsidiary of Fiat S.p.A. (FIA.MI). More information about CNH and its Case and New Holland products can be found online at www.cnh.com.